

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2021

Jonathan Morgan
Chief Executive Officer
ZA Group, Inc.
6901A N 9th Ave. #659
Suite 700
Pensacola, FL 32504

      Re: ZA Group, Inc.
          Offering Statement on Form 1-A
          Filed November 12, 2021
          File No. 024-11715

Dear Mr. Morgan:

This is to advise you that we do not intend to review your offering statement.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Jeff Turner